Filed by: CBS Outdoor Americas Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBS Corporation

Commission File No.: 333-196652

QUESTIONS AND ANSWERS WITH RESPECT TO TENDER RIGHTS

OF PARTICIPANTS IN

THE OUTDOOR 401(K) PLAN (THE “PLAN”)

Timeline/Important Dates:

Offer Starts:	June 11, 2014

Offer Expires:	12:00 a.m. Midnight, Eastern Time, on July 9, 2014 (unless the Offer is extended)

Deadline to Tender:	1:00 p.m., Eastern Time, on July 3, 2014

DESCRIPTION OF THE OFFER

1.	What is the Offer?

CBS Corporation (“CBS”) is offering to exchange (the “Offer”) up to 97,000,000 shares of common stock, par value $0.01 per share (“Outdoor Americas common stock”), of CBS Outdoor Americas Inc. (“Outdoor Americas”) in the aggregate that are owned by CBS for outstanding shares of CBS Class B common stock, par value $0.001 per share (“CBS Class B common stock”), that are validly tendered and not validly withdrawn. Holders of CBS Class A common stock, par value $0.001 per share (“CBS Class A common stock,” and together with the CBS Class B common stock, the “CBS common stock”), may participate in the Offer by conditionally converting their shares of CBS Class A common stock to CBS Class B common stock and tendering such shares. If such tendered shares are not accepted in the Offer, such shares will not be converted into CBS Class B common stock and will remain CBS Class A common stock.

The CBS Class B Company Stock Fund is an investment option available under the Plan, which primarily consists of shares of CBS Class B common stock along with a small cash component (the “Class B Stock Fund”). Participants in the Plan who directed that a portion of their Plan accounts be invested in the Class B Stock Fund have the right to direct whether or not Vanguard Fiduciary Trust Company, the trustee of the Plan (the “Trustee”), will accept the Offer for tender with respect to their proportional interests in the Class B Stock Fund. Participants may instruct the Trustee to accept the Offer for tender by mail, toll-free telephone call or via the Internet. If instructing the Trustee by mail, Participants should indicate their intention to tender on the enclosed Instruction Form and return the form authorizing the Trustee to accept the Offer for tender, either in the enclosed, pre-addressed envelope or by mailing the form to:

Ellen Philip Associates

Independent Tabulator

Attn: Outdoor 401(k) Plan

134 West 26th Street

New York, NY 10001

A pre-addressed envelope is enclosed for the purpose of returning your Instruction Form. If responding by mail, you should return your completed Instruction Form by mail to Ellen Philip Associates (the “Independent Tabulator”) in ample time to ensure that it is received before 1:00 p.m., Eastern Time, on July 3, 2014.

If responding by toll-free telephone call or via the Internet, participants should call 1-866-395-9261 or visit https://www.tabulationsplus.com/cbso before 1:00 p.m., Eastern Time, on July 3, 2014.

The terms and conditions of the Offer are fully described in the enclosed Prospectus dated June 11, 2014 (the “Prospectus”). You are urged to read the Prospectus carefully.

This document is not designed to encourage you to tender or refrain from tendering your proportional interest in the Class B Stock Fund. None of CBS, Outdoor Americas, their respective boards of directors, the Trustee, the Independent Tabulator, the Information Agent (as defined below), the Recordkeeper (as defined below) or any Plan fiduciary is making any recommendation regarding whether you should tender or refrain from tendering your proportional interest in the Class B Stock Fund in the Offer.

2.	What are my rights under the Offer?

The Plan’s records indicate that you have directed that a portion of your Plan account be invested in the Class B Stock Fund. When you invest a portion of your Plan account in the Class B Stock Fund, your proportional interest in the Fund is reflected in the form of units, each of which consists of a partial share of CBS Class B common stock plus a small amount of cash. The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), requires that plan assets be held in trust, and the shares of CBS common stock that make up the Class B Stock Fund are held in an account that is in the Trustee’s name rather than the Plan’s participants. Consequently, only the Trustee may tender shares of CBS Class B common stock in the Offer. However, you have the ability to direct whether or not the Trustee will tender those shares of CBS Class B common stock representing your proportional interest in the Class B Stock Fund.

You may direct the Trustee to tender all, a whole percentage or none of your proportional interest in the Class B Stock Fund. The Trustee will tender shares of CBS Class B common stock by aggregating all Plan participant instructions, but only in accordance with your instructions as well as those of the other Plan participants. Unless you affirmatively instruct the Trustee to tender, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

3.	What Tender Offer materials did I receive and what is the purpose of each document?

In addition to these Questions and Answers, the following materials are enclosed in this mailing:

1. Letter to Participants in the Outdoor 401(k) Plan. This letter gives you details for participating in the Offer with respect to your proportional interest in the Class B Stock Fund.

2. Blackout Notice. This letter describes the “blackout period” that will apply to the portion of your Plan account invested in the Class B Stock Fund that you instruct the Trustee to tender. Please read this document carefully.

3. Prospectus. This document describes all of the terms and conditions of the Offer. Please read this document carefully.

4. Instruction Form. You must complete, sign and mail this document to the Independent Tabulator in the enclosed pre-addressed envelope or communicate your intention by toll-free telephone call or via the Internet if you wish to direct the Trustee to tender some or all of your proportional interest in the Class B Stock Fund. If you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

5. Reply Envelope. A pre-addressed envelope is provided for your convenience. If you decide to tender some or all of your proportional interest in the Class B Stock Fund, you may use this envelope to mail the completed Instruction Form to the Independent Tabulator. We urge you to consider communicating your instructions by toll-free telephone or via the Internet, but if you would prefer to mail your Instruction Form, please do so in ample time to ensure that the Independent Tabulator receives it before 1:00 p.m., Eastern Time, on July 3, 2014. Again, if you fail to respond in one of the manners described above such that the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

4.	How do I direct the Plan’s Trustee?

You can instruct the Trustee to accept the Offer for tender by (i) completing the Instruction Form as described, signing and dating it, and returning it to the Independent Tabulator by mail, (ii) calling the Independent Tabulator toll-free or (iii) instructing the Independent Tabulator via the Internet.

More specifically, to validly direct the Trustee to tender on your behalf, you should do the following:

1. Review Instructions. Read carefully and follow exactly the instructions in (i) the Letter to Participants in the Outdoor 401(k) Plan and (ii) the Instruction Form. These documents will tell you how to direct the Trustee regarding your proportional interest in the Class B Stock Fund.

2. To Tender By Mail: If directing the Trustee to tender on your behalf by mail, you must fully complete, sign and date the enclosed Instruction Form. Designate on the Instruction Form the whole percentage of your proportional interest that you wish the Trustee to tender in the Offer. If you do not fully complete the Instruction Form as required or if your Instruction Form is not signed and dated, your direction cannot be honored and the Instruction Form will be invalid in all respects, even if timely received by the Independent Tabulator. We have enclosed a pre-addressed return envelope with these materials. You may use this pre-addressed envelope to return your completed Instruction Form if you wish to have the Trustee tender on your behalf.

3. To Tender By Toll-Free Telephone Call. If directing the Trustee to tender on your behalf by toll-free telephone call, call the Independent Tabulator at 1-866-395-9261. Have your control number, which appears on the top right-hand side of the enclosed Instruction Form, available when you call.

4. To Tender By Internet. If directing the Trustee to tender on your behalf via the Internet, visit https://www.tabulationsplus.com/cbso. Have available your control number, which appears on the right-hand side of the enclosed Instruction Form.

5. To Obtain Information About Your Plan Account Balance. You may obtain information about your Plan account balance and the value of your proportional interest in the Class B Stock Fund by visiting the Plan’s website at www.vanguard.com (if you have not registered, you will need your plan number (094119) to do so) or by calling The Vanguard Group, Inc. (the “Recordkeeper”), toll free, at 1-800-523-1188 (Mon – Fri, between 8:30 a.m. and 9:00 p.m. Eastern Time).

Please be precise in providing your instruction and please act promptly. If you have any questions regarding the materials enclosed with these Questions and Answers, please contact Georgeson Inc., the information agent for the Offer (the “Information Agent”), toll-free at 1-800-509-0984. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday.

5.	What is the deadline for directing the Trustee to tender?

If you wish to tender, the Independent Tabulator must receive the Instruction Form or receive your instructions by toll-free telephone call or via the Internet before 1:00 p.m., Eastern Time, on July 3, 2014. If the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer. The Trustee and the Independent Tabulator will determine all questions as to the form and validity (including time of receipt) of all tender instructions, in their sole discretion, and their decisions shall be final and binding.

6.	What is the new closing date for the Class B Stock Fund?

As communicated to Plan participants in April 2014, the Class B Stock Fund was scheduled to be closed and removed from the Plan investment lineup at 4:00 p.m., Eastern Time, on June 20, 2014. Because the previously announced closing date for the Class B Stock Fund falls in the middle of the Offer period, CBS has determined to extend the closing date for the Class B Stock Fund until 4:00 p.m., Eastern Time, on Friday, July 25, 2014, which is following the scheduled expiration of the Offer.

Any portion of your Plan account which remains invested in the Class B Stock Fund as of 4:00 p.m., Eastern Time, on July 25, 2014 (including any tendered portion of your proportional interest in the Class B Stock Fund that is not accepted in the Offer) will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014, and will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. See Question 22 below for more information about the closure of the Class B Stock Fund.

7.	How do I mail instructions to the Independent Tabulator?

If directing the Trustee to tender on your behalf by mail, please return your Instruction Form promptly recognizing the slow delivery time inherent in the U.S. mail. You may mail your Instruction Form to the Independent Tabulator in the pre-addressed reply envelope that has been provided for this purpose. Alternatively, you may send your Instruction Form by first-class mail or by registered, certified, express or overnight delivery to: Ellen Philip Associates, Independent Tabulator, Attn: Outdoor 401(k) Plan, 134 West 26th Street, New York, NY 10001. Do not deliver your Instruction Form to the human resources department at CBS or Outdoor Americas, or to the Trustee or the Recordkeeper. The method of delivery of Instruction Forms is at the election and risk of the Plan participant. If the Independent Tabulator has not received your instructions before 1:00 p.m., Eastern Time, on July 3, 2014, you will be deemed to have instructed the Trustee to tender none of your proportional interest in the Class B Stock Fund in the Offer.

If you direct the Trustee to tender on your behalf by mail, it is important that you retain the top portion of your Instruction Form containing your unique control number, which you will need if you subsequently decide to change or withdraw your directions to the Trustee (See Question 13 below).

8.	Must I provide directions to the Trustee?

You must respond if you wish the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund. If you do not wish to tender any portion of your proportional interest in either Fund, there is nothing you need to do.

Please note, however, that, if you do not tender all of your proportional interest in the Class B Stock Fund by 1:00 p.m., Eastern Time, on July 3, 2014, any portion of your Plan account that remains invested in the Class B Stock Fund as of 4:00 p.m., Eastern Time, on July 25, 2014 will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014, and will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. See Question 22 below for more information about the closure of the Class B Stock Fund.

9.	What portion of my proportional interest in the Class B Stock Fund may I tender and how do I learn what my proportional interest in the Class B Stock Fund is worth?

You may tender a whole percentage up to 100% of your proportional interest in the Class B Stock Fund (even if your contributions are not fully vested) determined as of 1:00 p.m., Eastern Time, on July 3, 2014. You may obtain information about the value of your proportional interest in the Class B Stock Fund by visiting the Plan’s website at www.vanguard.com. Once you are logged in, choose the “Plan Details” tab along the top of your computer screen, and from the drop down menu select “Investments” to display your balance in the Class B Stock Fund. Alternatively, you may also call the Recordkeeper toll free at 1-800-523-1188 (Mon –  Fri, between 8:30 a.m. and 9:00 p.m. Eastern Time).

If you choose to participate in the Offer, you must either (a) instruct the Trustee to tender “all” of your proportional interest in the Class B Stock Fund or (b) instruct the Trustee to tender only the specific percentage of your proportional interest in the Class B Stock Fund that you designate. If you submit an Instruction Form by mail, please make sure that you carefully complete, date and sign the form. If you instruct the Trustee to tender a percentage of your proportional interest in the Class B Stock Fund but do not indicate the specific whole percentage of your interest to be tendered, the Trustee will tender 100% of your proportional interest in the Class B Stock Fund.

10.	Why must I direct the tender of my proportional interest in the Class B Stock Fund by percentage, rather than by designating a set number of shares of CBS common stock associated with my proportional interest in the Class B Stock Fund?

A percentage designation allows the Trustee to take into account transactions involving the Class B Stock Fund that might be affected after you complete and send your instructions to the Independent Tabulator. As a result, the Trustee will tender shares of CBS Class B common stock based upon the most recent information available to the Trustee as of the date that the Trustee submits the tendered shares in the Offer.

11.	What if I also hold shares of CBS common stock outside of the Plan?

If a portion of your Plan account is invested in the Class B Stock Fund and you also own shares of CBS common stock (either in your possession or held by a bank or brokerage firm, or otherwise) outside of the Plan, you will receive two or more sets of Offer materials. You should be careful to follow the different instructions that may apply. See the Prospectus for more details.

12.	Who will know whether I participated in the Offer?

Your directions to the Trustee will be kept confidential. Except as required for the proper administration of the Plan and the Offer, no CBS or Outdoor Americas employee, officer or director will learn of your instruction unless such disclosure is required by law.

13.	Can I change my mind and direct the Trustee NOT to tender, or change the percentage of my proportional interest in the Class B Stock Fund to be tendered by the Trustee?

Yes, you can withdraw or change your previously submitted instructions to the Trustee by issuing a new instruction to the Trustee by toll-free telephone call or via the Internet. You may not issue a new instruction by mail. Your new instruction will cancel any prior instruction. Any new instructions must be received by the Independent Tabulator before 1:00 p.m., Eastern Time, on July 3, 2014 in order to be valid. To issue a new instruction by phone, call 1-866-395-9261. To issue a new instruction via the Internet, visit https://www.tabulationsplus.com/cbso.

14.	What if I have general questions about the Offer?

Please contact the Information Agent, toll-free at 1-800-509-0984, if you have general questions about the Offer. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday. You should also review the Prospectus that was included in the enclosed materials.

15.	Could the Offer be extended?

CBS may elect to extend the Offer for any reason by issuing a press release or other public announcement no later than 9:00 a.m., Eastern Time, the morning after the original expiration date for the Offer. If the Offer is extended by more than two (2) business days, the deadline for Plan participants to instruct the Trustee whether or not to tender may also be extended, if administratively feasible. CBS will determine, in its sole discretion, whether the tender deadline for Plan participants will be extended, and its decision shall be final and binding. If the deadline is extended for Plan participants, an announcement will be posted to the Plan’s website at www.vanguard.com. Please note, however, that any new deadline for Plan participants may be a different date and time than the deadline applicable to CBS shareholders who hold their shares of CBS common stock outside of the Plan

16.	Does CBS have to accept the Trustee’s tender?

CBS has offered to exchange up to 97,000,000 shares of Outdoor Americas common stock it holds for shares of its Class B common stock. As previously explained, holders of shares of CBS Class A common stock may also participate in the Offer by conditionally converting their shares into shares of CBS Class B common stock and tendering. If shares of CBS Class B common stock are tendered in the Offer at a level that, if accepted, would require CBS to exchange more than 97,000,000 shares of Outdoor Americas common stock (i.e., the Offer is oversubscribed), the tendered shares of CBS Class B common stock (including any shares of CBS Class A common stock that were conditionally converted) will be accepted for exchange on a pro rata basis.

You should also be aware that CBS does not have to complete the Offer unless the conditions described in the Prospectus under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where permissible, waived before the expiration of the Offer. For example, CBS is not required to complete the Offer unless (i) a predetermined number of shares of Outdoor Americas common stock will be distributed in exchange for shares of CBS Class B common stock that are tendered in the Offer, (ii) CBS receives an opinion of counsel to the effect that the Offer will qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended, and (iii) the private letter rulings from the Internal Revenue Service regarding the Offer and Outdoor Americas’ qualification as a REIT, among other things, continue to be effective and valid. CBS may waive any or all of the conditions to the Offer, subject to limited exceptions. Outdoor Americas has no right to waive any of the conditions to the Offer.

17.	What if CBS does not complete the Offer?

If CBS does not complete the Offer, no portion of your proportional interest in the Class B Stock Fund that you directed the Trustee to tender will be accepted by CBS for exchange. Instead, your proportional interest in the Class B Stock Fund will be subject to liquidation as described in Question 22 below.

18.	What if the Offer is oversubscribed?

If you instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, only the prorated portion which is accepted will be tendered. The remainder of your proportional interest in the Class B Stock Fund will be subject to liquidation as described in Question 22 below.

19.	How will I know if CBS has accepted all or a portion of the Trustee’s tender?

The exchange will be reflected in your Plan account as a transfer from the Class B Stock Fund into a new Outdoor Americas Company Stock Fund to be formed under the Plan. The exchange will occur as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires.

OPERATION OF THE PLAN DURING THE OFFER

20.	If no portion of my Plan account is invested in the Class B Stock Fund, how will my Plan account be affected by the Offer?

If, as of 1:00 p.m., Eastern Time, on July 3, 2014, no portion of your Plan account is invested in the Class B Stock Fund, your Plan account will not be impacted in any way by the Offer. Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be invested as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

21.	If a portion of my Plan account is invested in the Class B Stock Fund, how will my Plan account be affected by the Offer?

Blackout Notice: If a portion of your Plan account is invested in the Class B Stock Fund, whether or not you instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, then as of 1:00 p.m., Eastern Time, on July 3, 2014, transactions involving your entire proportional interest in the Class B Stock Fund will be prohibited for a period of up to three (3) business days following such date, and thereafter transactions involving only the tendered portion of your proportional interest in the Class B Stock Fund will be prohibited until after the Offer expires and all processing related to the Offer has been completed. These periods of restriction are referred to as “blackout periods,” and such prohibited transactions include your ability to request a loan, in-service withdrawal or full or partial distributions. With respect to the tendered portion of your proportional interest in the Class B Stock Fund, the blackout period will be lifted as soon as practicable after the expiration of the Offer, but may not occur until approximately ten (10) business days after the Offer expires (i.e., during the week of Monday, July 21, 2014). Once the blackout period is lifted, an announcement will be posted to the Plan’s website at www.vanguard.com. Any proportional interest exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the Class B Stock Fund into a new Outdoor Americas Company Stock Fund to be formed under the Plan.

The portion of your proportional interest in the Class B Stock Fund that you did not elect to tender in the Offer, together with the accounts (or portions thereof) of all other participants who remain invested in the fund as of 4:00 p.m., Eastern Time, on Friday, July 25, 2014, will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014, as explained in Question 22 below.

The portion of your Plan account that is not invested in the Class B Stock Fund will generally be unaffected by the Offer. Contributions credited to your account after 1:00 p.m., Eastern Time, on July 3, 2014 to investment funds under the Plan that are open for new investments will be invested as usual, in accordance with the sources of the contributions and, where applicable, your investment directions in effect at the time of your contribution.

You can call the Information Agent for the Offer, toll-free, at 1-800-509-0984 to obtain updated information on expiration dates and deadlines. If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 am to 11:00 p.m. Eastern Time, Monday through Friday, and 12:00 p.m. to 6:00 p.m. Eastern Time on Saturday. For information about the Plan, you can visit the Plan’s website at www.vanguard.com, or call the Recordkeeper, toll free, at 1-800-523-1188 (Mon – Fri, between 8:30 a.m. and 9:00 p.m. Eastern Time).

22.	With respect to the portion of my proportional interest in the Class B Stock Fund that I did not elect to tender, how will the liquidation occur?

If you do not instruct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, your proportional interest in the Class B Stock Fund, together with the accounts (or portions thereof) of all other participants who remain invested in the fund as of 4:00 p.m., Eastern Time, on Friday, July 25, 2014, will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your Plan account and to the accounts of all other participants who had a remaining balance in the Class B Stock Fund as of 4:00 p.m., Eastern Time, on July 25, 2014. During this liquidation period, the assets representing your remaining proportional interest in the Class B Stock Fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On Friday, August 1, 2014, or if earlier the first business day following such liquidation period, your share of the proceeds resulting from the liquidation of the remaining Class B Stock Fund assets will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. At that time, the freeze will lift, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website at www.vanguard.com once the freeze is lifted.

Note: Investments in the Vanguard® Target Retirement Trust are subject to the risks of their underlying trusts. The year in each component trust name refers to the approximate year (the target date) when an investor in the trust is expected to retire and leave the workforce. Over time, the trust will gradually shift its emphasis from more aggressive investments to more conservative ones as its target date approaches. An investment in a Vanguard® Target Retirement Trust is not guaranteed at any time, including on or after the target date.

23.	If only a portion of my proportional interest in the Class B Stock Fund is accepted for tender, what happens to the portion that is not accepted?

Any tendered portion of your proportional interest in the Class B Stock Fund that is not accepted for tender, together with the accounts (or portions thereof) of all other participants who remain invested in the fund as of 4:00 p.m., Eastern Time, on Friday, July 25, 2014, will be liquidated over a period of up to four (4) business days, beginning on Monday, July 28, 2014, as described in Question 22 above.

24.	What happens if I request a distribution, withdrawal or reallocation of assets invested in the Class B Stock Fund following the announcement of the Offer, but before or during a blackout period?

Distributions and withdrawals from the Plan and transfers into or out of your Plan account will be processed in accordance with normal procedures prior to the start of the blackout period. However, if you have a proportional interest in the Class B Stock Fund, no transactions involving that portion of your Plan account will occur during the applicable blackout period as described in Question 21 above.

REINVESTMENT OF OFFER PROCEEDS

25.	How will the Plan invest the proceeds received in the Offer?

If you direct the Trustee to tender all or a percentage of your proportional interest in the Class B Stock Fund, your share of the proceeds that the Trustee receives in exchange for the portion of your proportional interest in the Class B Stock Fund that was tendered and accepted will be held in the new Outdoor Americas Company Stock Fund to be formed under the Plan. This amount will include the transfer of any cash associated with your proportional interest in the Class B Stock Fund that is not eligible for tender in the Offer. The exchange will occur as soon as practicable after the expiration of the Offer (including any extension), but may not occur until approximately ten (10) business days after the expiration.

26.	Can I sell the Outdoor Americas common stock that is associated with my proportional interest in the new Outdoor Americas Company Stock Fund?

Unless you have previously been notified by Outdoor Americas that you are subject to other restrictions (such as preclearance requirements), you will be free to sell the shares of Outdoor Americas common stock held in your proportional interest in the new Outdoor Americas Company Stock Fund, subject to the terms and conditions of the Plan. Any shares that you elect to sell will be subject to the same rules and fees that previously applied to sales of your proportional interest in the Class B Stock Fund.

27.	Will the Outdoor Americas Company Stock Fund continue to be offered as an investment option under the Plan following the exchange?

Outdoor Americas does not intend to maintain the Outdoor Americas Company Stock Fund as an investment option under the Plan. For this reason, the Outdoor Americas Company Stock Fund will be removed from the Plan’s investment lineup at 4:00 p.m., Eastern Time, on Friday, September 26, 2014. We are advising you of this change now so that you may consider this when deciding whether or not to instruct the Trustee to tender your proportional interest in the Class B Stock Fund in the Offer and, if you choose to participate in the Offer, so that you are aware of your right to move your assets out of the Outdoor Americas Company Stock Fund into other available investment options offered under the Plan in advance of the scheduled closing date of the Outdoor Americas Company Stock Fund.

If after completion of the Offer your Plan account has any assets invested in the Outdoor Americas Company Stock Fund, you can transfer the assets to any other investment option before the fund closes at 4:00 p.m., Eastern Time, on September 26, 2014. If your Plan account has any assets invested in the Outdoor Americas Company Stock Fund at 4:00 p.m., Eastern Time, on September 26, 2014, your assets, together with the assets of all other investors in the fund, will be liquidated over a period of up to four (4) business days, beginning on Monday, September 29, 2014. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your account and to the accounts of all other participants that had a remaining balance in the fund as of 4:00 p.m., Eastern Time, on September 26, 2014. During this liquidation period, your assets that had been invested in the fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On Friday, October 3, 2014, or if earlier the first business day following the liquidation period, your share of the proceeds of the sales of the Outdoor Americas Company Stock Fund assets will be invested in the Plan’s qualified default investment alternative, the Vanguard® Target Retirement Trust, with the target date closest to the year you will reach age 65. At that time, the freeze will lift, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website at www.vanguard.com once the freeze is lifted.

Note: Investments in the Vanguard® Target Retirement Trust are subject to the risks of their underlying trusts. The year in each component trust name refers to the approximate year (the target date) when an investor in the trust is expected to retire and leave the workforce. Over time, the trust will gradually shift its emphasis from more aggressive investments to more conservative ones as its target date approaches. An investment in a Vanguard® Target Retirement Trust is not guaranteed at any time, including on or after the target date.

28.	Can I purchase additional shares of Outdoor Americas common stock in my Plan account?

No. The new Outdoor Americas Company Stock Fund will be a “closed” fund, which means that you will not be able to purchase additional interests (in the form of units) in the fund after the Offer expires. You will be permitted to transfer amounts out of the Outdoor Americas Company Stock Fund and into other investment funds offered under the Plan, but will not be permitted to transfer any new amounts into this fund.

29.	What is the tax treatment of any shares of Outdoor Americas common stock that are credited to my Plan account as a result of the Offer?

You will not be subject to federal income tax when the Trustee tenders shares of CBS Class B common stock at your instruction, or when shares of Outdoor Americas common stock are received by the Outdoor Americas Company Stock Fund in which your Plan account is invested following expiration of the Offer. Any shares of Outdoor Americas common stock associated with your proportional interest in the Outdoor Americas Company Stock Fund as a result of the Offer will have the same tax basis as the corresponding shares of CBS Class B common stock tendered by the Trustee. In connection with eligible distributions of Outdoor Americas common stock from the Outdoor Americas Company Stock Fund prior to its closure, any net unrealized appreciation (i.e., the increase in the fair market value of the shares over the tax basis of the shares) will be unaffected by the exchange.

Additional Information

The terms and conditions of the exchange offer will be more fully described in the registration statement being filed by CBS Outdoor Americas Inc. with the SEC and a Schedule TO being filed by CBS Corporation with the SEC. The prospectus, which is included in the registration statement, contains important information about CBS Corporation, CBS Outdoor Americas Inc., the separation and related matters. CBS Corporation will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. when they become available and before making any investment decision.

None of CBS Corporation, CBS Outdoor Americas Inc. or their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether any shareholder of CBS Corporation should participate in the exchange offer. This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, nor is it a recommendation as to whether a shareholder should participate in the exchange offer. The offer is made solely by means of the prospectus.

Shareholders of CBS Outdoor Americas Inc. will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by CBS Corporation and CBS Outdoor Americas Inc. at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from CBS Corporation at www.cbscorporation.com or CBS Outdoor Americas Inc. at www.cbsoutdoor.com.

CBS Corporation has retained Georgeson Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, please contact the information agent at 1-888-624-7035 (toll-free for all stockholders in the United States) or +1-781-575-3340 (outside the United States).